UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

RED OAK CAPITAL FUND VII, LLC
(Exact name of issuer as specified in its charter)

Delaware	99-2923874
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund VII, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund VII, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund VII, LLC, a Delaware limited liability company, was formed on February 27, 2024 to originate and acquire senior loans collateralized by commercial real estate in the U.S. Our business plan is to originate, acquire, and manage commercial real estate loans and other commercial real estate-related debt instruments. While the commercial real estate debt markets are complex and continually evolving, we believe they offer compelling opportunities when approached with the capabilities and expertise of Red Oak Capital GP, LLC, or our Manager, a wholly owned subsidiary of Red Oak Capital Holdings, LLC, or our Sponsor. Our Manager intends to actively participate in the servicing and operational oversight of our assets rather than subrogate those responsibilities to a third party.

Our investment objective is to preserve and protect our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. Our investment strategy is to originate loans and invest in debt and related instruments supported by commercial real estate in the U.S. Through our Manager, we draw on our Sponsor’s and its affiliates’ established sourcing, underwriting and structuring capabilities in order to execute our investment strategy.

The Company does not intend to act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell, or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

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As of June 30, 2024, Red Oak Capital Fund VII, LLC had not yet commenced active operations. On July 5, 2024 we filed an offering statement on Form 1-A with the United States Securities and Exchange Commission, or SEC, to offer up to $75,000,000 of our 8.00% Series A Unsecured Bonds, pursuant to exemptions from registration under Tier II of Regulation A. Subsequently, the offering of our bonds was qualified on July 26, 2024. As of the filing date of this report, we have not sold any Series A Bonds. Proceeds of the Offerings will be applied to invest in collateralized senior commercial mortgage notes, or property loans, and the payment or reimbursement of selling commissions and other fees, expenses and uses as described throughout the offering circular. We will experience a relative increase in liquidity as we receive additional proceeds from the Offerings and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition and operation of our assets.

We are managed by our Manager, which is wholly owned by our Sponsor, a Charlotte, NC based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Period Ended June 30, 2024

We had not commenced operations as of June 30, 2024.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to $75,000,000 of Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any properties loans or other assets we acquire, the payment of our operating and administrative expenses. Generally, we will fund acquisitions from the net proceeds of this Offering. We intend to acquire additional assets with cash and/or debt. As we are dependent on capital raised in this Offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in this offering. We expect to originate or acquire property loans and meet our business objectives regardless of the amount of capital raised in this offering. If the capital raised in this offering is insufficient to purchase assets solely with cash, we will implement a strategy of utilizing a mix of cash and debt to acquire assets.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and any continuing debt service obligations. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

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Trend Information

As of June 30, 2024, having not commenced active operations, we had not acquired any loans or other assets. We have a robust pipeline of loan origination opportunities, and we expect to begin deploying capital into senior secured commercial real estate loans in the fourth quarter of 2024.

As a result of macro events including inflation and geopolitical developments, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. However, we may experience adverse effects in the performance of our loans in the future as a result of economic conditions which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

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Item 3. Financial Statements

RED OAK CAPITAL FUND VII, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIOD FEBRUARY 27, 2024 (DATE OF FORMATION)
THROUGH JUNE 30, 2024

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Red Oak Capital Fund VII, LLC
Balance Sheet
June 30, 2024

Assets

Total assets	$-

Liabilities and Member's Capital

Total liabilities	-

Total member's capital	-

Total liabilities and member's capital	$-

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Red Oak Capital Fund VII, LLC
Statement of Operations
For the period February 27, 2024 (Date of Formation) through June 30, 2024

Revenue:
Total revenue	$-

Expenses:
Total expenses	-

Net income (loss)	$-

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Red Oak Capital Fund VII, LLC
Statement of Changes in Member's Capital
For the period February 27, 2024 (Date of Formation) through June 30, 2024

Managing Member

Member's capital, February 27, 2024	$-

Capital contributions	-

Capital distributions	-

Net income (loss)	-

Member's capital, June 30, 2024	$-

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Red Oak Capital Fund VII, LLC
Statement of Cash Flows
For the period February 27, 2024 (Date of Formation) through June 30, 2024

Cash flows from operating activities:
Net income (loss)	$-

Adjustments to reconcile net income (loss)
to net cash provided by (used in) operating activities:

Net cash provided by (used in) operating activities	-

Cash flows from financing activities:

Net cash provided by (used in) financing activities	-

Net change in cash and cash equivalents	-

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$-

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Red Oak Capital Fund VII, LLC Notes to Financial Statements For the period February 27, 2024 (Date of Formation) through June 30, 2024

1. Organization

Red Oak Capital Fund VII, LLC (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and Red Oak Capital Holdings, LLC is the sponsor. The Managing Member owns 100% of the member interests in the Company.

The Company was formed on February 27, 2024 and has not commenced operations. The Company anticipates raising a maximum of $75 million of Series A Unsecured Bonds (the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements, when required, the Company will disclose the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to fair value measurements requires judgement and considers factors specific to each asset or liability.

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Red Oak Capital Fund VII, LLC Notes to Financial Statements For the period February 27, 2024 (Date of Formation) through June 30, 2024

2. Significant accounting policies (continued)

Cash and cash equivalents

Cash will represent cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Cash and cash equivalents will be held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable will be classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans will be stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Allowance for credit losses

The Company will recognize an allowance for credit losses for financial assets carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance will be based on the credit losses expected to arise over the life of the asset (contractual term), which includes consideration of prepayments and based on the Company’s expectations as of the balance sheet date.

The Company utilizes a loss rate approach in determining its lifetime expected credit losses on its loans held for investment. This method is used for calculating an estimate of losses based on management and the Company’s expertise in the commercial real estate bridge lending space and is comprised of an estimate of the probability of default of a given loan and the expectation of total loss, including costs to remediate and/or sell, in the event of such default. In determining its loss rates, the Company uses a multi-factor model to ascertain the likelihood of a borrower experiencing distress and going into default and quantifies a potential loss based on the carrying value of the underlying collateral on its balance sheet in relation to its fair value as determined by the most recent appraisal on an “as-is” basis less selling costs.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable will be recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended and previously accrued interest in the period placed on nonaccrual is reversed unless management is confident in its ultimate recovery. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

Loan origination income will be amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet.

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Red Oak Capital Fund VII, LLC Notes to Financial Statements For the period February 27, 2024 (Date of Formation) through June 30, 2024

2. Significant accounting policies (continued)

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

The Company is a single member limited liability company (LLC) and, as such, is a disregarded entity for income tax purposes and not subject to income taxes, and does not file a tax return. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.00% of (i) all Bond principal outstanding, net of any amounts invested at that time in loans or debt instruments, plus (ii) the outstanding principal amount of each loan or real estate debt instrument then held, including loans secured by real estate owned as a result of borrower default. As of June 30, 2024, no management fees have been accrued or paid.

The Company will also pay a disposition fee, to the Managing Member, of 0.50% of the proceeds received from the repayment of the principal amount of any of our debt investments or any other disposition of the underlying real estate. As of June 30, 2024, no disposition fees have been accrued or paid.

4. Bonds payable

After the close of the initial bond issuance and first full quarter of operations in the quarter ending June 30, 2024, the Company anticipates making quarterly interest payments to the bondholders at a rate of 8.00% and 8.65% per annum, respectively. The Bonds are unsecured obligations and will rank junior to senior secured indebtedness. The maturity date of the Bonds will be December 31, 2029.

The Bonds will be redeemable beginning January 1, 2027. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to $800 plus any accrued interest on the Bond.

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Red Oak Capital Fund VII, LLC Notes to Financial Statements For the period February 27, 2024 (Date of Formation) through June 30, 2024

4. Bonds payable (continued)

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is limited to 15% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to the optional redemption, which excludes death, disability, or bankruptcy, will occur in the order that notices are received.

The Bonds may be redeemed, in whole or part, at our option at any time prior to maturity. We may extend maturity on the Bonds for six months in order to facilitate redemption of the Bonds in our sole discretion. Any redemption will be at a price that is equal to all accrued and unpaid interest, to but not including the date on which the Bonds are redeemed, plus 1.01 times the then outstanding principal amount of the Bonds.

5. Member’s equity

For the period February 27, 2024 through June 30, 2024, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions. Upon execution of the operating agreement, the Managing Member must contribute $100.

6. Commitments and contingencies

The Managing Member has incurred and will continue to incur organizational and offering expenses. The organizational and offering costs are not represented on the Company’s financial statements due to these being contingent upon a successful completion of the Bond offerings. The Company will expense organization costs when incurred. As of June 30, 2024, there have been no organizational costs incurred by the Managing Member. Through the date of issuance, the Managing Member has incurred approximately $30,000 of organizational and offering costs.

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

7. Subsequent events

The Company’s offering was filed on July 5, 2024 and was qualified on July 26, 2024.

The financial statements were approved by management and available for issuance on September 27, 2024. Subsequent events have been evaluated through this date.

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Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund VII, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund VII, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Fund VII, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(4)	Subscription Agreement*

_____________

* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on May 13, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund VII, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

Date:	September 27, 2024

                Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

 Date: September 27, 2024

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